Annual Report

JUNE 30, 2008

Waddell & Reed Advisors Small Cap Fund



CONTENTS

President's Letter

June 30, 2008



DEAR SHAREHOLDER:

A study this past winter by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point in the past seven decades. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing good long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended June 30, 2008, the S&P 500 Index fell 13.13 percent while the Lehman Brothers Aggregate Bond Index rose 7.13 percent.

We are grateful for your confidence in our long-term ability to manage your assets. This is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the 1930s; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting energy and food prices; and the strong probability of a recession this year.

The positives are more subtle: exports are strong; farmers are enjoying great prices for grain. Alternative energy and related technologies such as solar and wind power are booming. Tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have experienced in the first six months of 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. It will be important for the Fed to strike the right balance between keeping inflation in check and providing sufficient liquidity for financially sound businesses to help lead the U.S. economy on a path to recovery.

Today, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at June 30, 2008 is not in as good a shape as it was 12 months earlier. Oil prices have nearly doubled. Inflation is at the highest level since 1991 while the nation's unemployment rate is also higher. Economic growth is weak.

Economic Snapshot

	6-30-2008	6-30-2007
U.S. unemployment rate	5.50%	4.50%
Inflation (U.S. Consumer Price Index)	5.00%	2.70%
U.S. GDP	1.90%	3.40%
30-year fixed mortgage rate	6.45%	6.63%
Oil price per barrel	$140.00	$70.68

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for securing your long-term financial future. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Small Cap Fund

June 30, 2008



Below, Gilbert C. Scott, CFA, portfolio manager of Waddell & Reed Advisors Small Cap Fund, Inc., discusses positioning, performance and results for the fiscal year ended June 30, 2008. Mr. Scott has managed the Fund for five years and has 16 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 12.57 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008. By comparison, the Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small-cap growth market) decreased 10.86 percent, while the Lipper Small-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 13.58 percent for the same period. Please note that the Fund returns include applicable fees and expenses, while index returns do not include any such fees.

Mixed results: energy strong, other sectors weak

Over the course of the past fiscal year, the energy sector (up 48 percent) was the clear driver for the index, significantly outpacing all other sectors and underscoring just how narrow the market was with regard to performance. Looking at it another way, the consumer discretionary, financial services and information technology sectors all generated losses exceeding 20 percent for the year. While the Fund was approximately equal weight the energy sector, strong stock selection allowed us to outperform the index's return on energy for the year. Another bright spot for the Fund was smaller losses in the consumer discretionary and information technology sectors due primarily to stock selection. On the other hand, poor stock selection in materials, health care and financials were the primary culprits for negative returns and underperformance relative to the Russell 2000 Growth benchmark for the year. The index was volatile over the year, as it suffered a decline of nearly 25 percent from the October peak to the March low.

Looking at the broader market, the second quarter of 2008 was the only one to produce a meaningful positive return (despite June being down six percent). The market has had to digest many negative developments over

the last 12 months, going back to last summer when worries about the housing market and the credit crunch started to manifest themselves into the performance of the overall market. Contributing to these problems has been the rapidly rising cost of oil and other commodities, subsequently creating inflation concerns and pressuring profits. The U.S. dollar also has suffered a material weakening, registering more than a 7.5 percent year/year decline on a real trade-weighted basis. Meanwhile, earnings estimates that have continued to erode over the last year were negative for the small-cap market in calendar year 2007. On top of these concerns was the overarching debate on whether the economy is in a recession and the impact of the credit crunch on the ability of the credit markets to function properly. The official statistics may not have declared one, but in our view, the economic data suggests we are experiencing a recession.

The Federal Reserve has acted in many different ways in an effort to provide relief to the economy and the credit situation, including the unusual action of facilitating the purchase of Bear Stearns. Augmenting these efforts have been other fiscal actions, from tax rebates to the promise of mortgage relief. The concern about the U.S. consumer was the primary culprit in driving the consumer discretionary sector down almost 27 percent and technology down 20 percent during the fiscal year. Elsewhere, continued strong growth in the rest of the world helped to keep the demand for energy high, providing a catalyst to that sector, while export growth helped the industrial sector as it was down much less than the index.

Our fundamental research emphasis

In addition to placing an emphasis on utilizing fundamental research to select stocks within sectors, one of the core strategies of the Fund is to maintain ownership in what we deem to be higher-quality companies. We also have engaged in several actions in an attempt to mitigate risk, as evidenced by our largest weightings of stocks that are forecasted to produce strong cashflows. In addition, the Fund has been increasing its exposure to subscription-based revenue models and international-driven revenue in

Top 10 Equity Holdings June 30, 2008	
Company	Sector
Resources Connection, Inc.	Business Equipment and Services
Scientific Games Corporation, Class A	Consumer Services
Dril-Quip, Inc.	Energy
MICROS Systems, Inc.	Technology
DTS, Inc.	Consumer Durables
Capella Education Company	Business Equipment and Services
Healthways, Inc.	Health Care
ACI Worldwide, Inc.	Technology
Portfolio Recovery Associates, Inc.	Financial Services
Bill Barrett Corporation	Energy

June 30, 2007	
Company	Sector
Portfolio Recovery Associates, Inc.	Financial Services
Resources Connection, Inc.	Business Equipment and Services
PSS World Medical, Inc.	Health Care
ACI Worldwide, Inc.	Technology
MICROS Systems, Inc.	Technology
DRS Technologies, Inc.	Technology
Scientific Games Corporation, Class A	Consumer Services
Blackboard Inc.	Business Equipment and Services
CheckFree Corporation	Business Equipment and Services
Healthways, Inc.	Health Care

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

the expectation they may be less volatile than purely domestic revenue. We also have a low net debt exposure as most companies in the Fund do not have any long-term debt.

The information technology sector was the Fund's most overweighted area over the course of the year, as we feel that sector is showing reasonable growth at appealing prices from a historical perspective. The Fund also has increased its weighting in some of the companies it already owns, namely those that have witnessed a price decline, but not a fundamental change. Meanwhile, the growing demand for energy and technology worldwide, accompanied by supportive stock prices, drove the overweight in technology and equal weight in energy. Conversely, we were underweight in the consumer discretionary and financial sectors, as the concern on consumer spending and the impact of credit issues on financials drove the decision to underweight those areas. Given the above, the Fund has incrementally added to its consumer discretionary position with opportunistic purchases of companies that have experienced significant valuation adjustments. Finally, the health care sector witnessed numerous company acquisitions, also causing its weighting to fall.

Our outlook

The market is essentially beholden to the price of oil, having reached what we might consider a tipping point in consumer and industrial behavior. Some of the behavioral changes are evident in consumer spending, especially auto sales that have weakened dramatically to 1991 levels – an era of the last consumer-led recession. Not surprisingly, consumer confidence levels are at multi-decade lows and are consistent with lower spending. Stress on businesses is showing up in weak employment statistics and increasing announcements of price increases, surcharges and capacity reductions.

The housing market has shown no let up, as supply continues to increase and prices continue to decline. We believe that many

U.S. consumers are most likely in the beginning stages of a long deleveraging cycle, as they have higher debt obligations now than at any other time over the last 20 years. More importantly, the quality of credit is getting more scrutiny, as it is harder to obtain credit and rates have not moved much lower despite the Federal Reserve's recent actions. Exacerbating these matters are weaker employment reports that are beginning to surface, which likely will put even more pressure on the consumer.

From a global market perspective, we feel that it will be very difficult for the rest of the world to maintain its growth with energy prices this high. A debilitating inflation response would seem imminent, as is already the case in countries like India, where inflation has spiked to 11 percent. Thus far in the U.S., wages have not shown inflationary characteristics, though companies' cost structures are under pressure due to the increasing prices they are paying for the escalating cost of raw materials and transportation. However, we are also starting to see demand wane for energy as consumers and businesses begin to change behavior. It is possible the high price of oil could cause a global slowdown that may actually decrease demand for energy and thus bring the price of energy down, thereby providing relief to markets that would most likely react very positively.

The Fund continues to maintain a higher quality focus with some sensitivity to valuation. We intend to continue to own and seek companies that we feel can sustain their revenue growth through recurring subscription models, a high percentage of revenue generated internationally or unique products that are in demand. The Fund is also cognizant of the fact that the market has already discounted some of these problems and that historically one of the best performing asset classes coming out of a recession is that of small-cap growth. Therefore, determining the severity and duration of the slowdown is vitally important.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors Small Cap Fund, Inc.:

────────	Class A Shares[1][2]	$16,683
────────	Class B Shares[2]	$16,228
─ ─ ─ ─	Class C Shares[2]	$16,457
- - - - -	Class Y Shares[2]	$18,552
── ── ──	Russell 2000 Growth Index[3]	$12,490
- - - - -	Lipper Small-Cap Growth Funds Universe Average[3]	$14,775



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of November 1, 1999.

Average Annual Total Return[4]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-08	−17.60%	−16.38%	−13.30%	−12.14%
5-year period ended 6-30-08	7.29%	7.40%	7.66%	9.14%
10-year period ended 6-30-08	—	—	—	—
Since inception of Class[5] through 6-30-08	6.03%	5.69%	5.86%	7.32%

(4) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(5) 10-4-99 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

SMALL CAP FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 889.50	1.59%	$ 7.46
Class B.	1,000	885.50	2.55	11.97
Class C	1,000	886.10	2.42	11.32
Class Y.	1,000	891.60	1.04	4.92
Based on 5% Return[2]				
Class A.	$1,000	$1,016.93	1.59%	$ 7.97
Class B.	1,000	1,012.19	2.55	12.78
Class C	1,000	1,012.84	2.42	12.08
Class Y.	1,000	1,019.68	1.04	5.25

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF SMALL CAP FUND

Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Small Cap Fund, Inc. had net assets totaling $749,453,199 invested in a diversified portfolio of:

86.72%	Domestic Common Stocks
7.93%	Cash and Cash Equivalents
5.35%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund owned:



Business Equipment and Services Stocks	$26.48
Health Care Stocks	$16.06
Technology Stocks	$10.68
Energy Stocks	$ 9.73
Cash and Cash Equivalents	$ 7.93
Consumer Services Stocks.	$ 6.70
Capital Goods Stocks	$ 5.86
Financial Services Stocks	$ 5.27
Consumer Nondurables Stocks	$ 4.73
Consumer Durables Stocks	$ 4.65
Miscellaneous Stocks[1]	$ 1.91

(1)Includes $1.13 Retail Stocks and $0.78 Transportation Stocks.

The Investments of Small Cap Fund

June 30, 2008

COMMON STOCKS	Shares	Value
Apparel – 1.18%		
Under Armour, Inc., Class A*	344,700	$ 8,838,108
Business Equipment and Services – 16.19%		
AECOM Technology Corporation*	527,800	17,169,334
Allscripts Healthcare Solutions, Inc.*	655,500	8,138,033
Bucyrus International, Inc., Class A	104,888	7,654,202
Capella Education Company*	388,050	23,164,645
Constant Contact, Inc.*	508,800	9,626,496
DealerTrack Holdings, Inc.*	868,300	12,238,688
Resources Connection, Inc.	1,627,418	33,142,368
VistaPrint Limited*	379,300	10,169,033
		121,302,799
Capital Equipment – 2.25%		
Chicago Bridge & Iron Company N.V., NY Shares	424,000	16,883,680
Computers – Micro – 1.14%		
Sonic Solutions (A)*	1,427,300	8,528,118
Computers – Peripherals – 8.33%		
ACI Worldwide, Inc.*	1,302,900	22,931,040
MICROS Systems, Inc.*	889,600	27,132,800
Stratasys, Inc.*	669,800	12,377,904
		62,441,744
Consumer Electronics – 3.13%		
DTS, Inc.*	748,600	23,464,867
Cosmetics and Toiletries – 1.98%		
Bare Escentuals, Inc.*	792,500	14,843,525
Electrical Equipment – 1.84%		
General Cable Corporation*	227,000	13,812,950
Electronic Instruments – 1.21%		
Trimble Navigation Limited*	254,900	9,098,656

See Notes to Schedule of Investments on page 16.

The Investments of Small Cap Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 4.02%		
Financial Federal Corporation	436,475	$ 9,584,991
Portfolio Recovery Associates, Inc.*	547,100	20,549,076
		30,134,067
Health Care – General – 9.13%		
ABIOMED, Inc.*	563,800	10,018,726
NuVasive, Inc.*.	430,300	19,230,107
Omnicell, Inc.*	1,382,000	18,235,490
TomoTherapy Incorporated*	933,200	8,338,142
Volcano Corporation*.	1,030,200	12,568,440
		68,390,905
Hospital Supply and Management – 6.93%		
Advisory Board Company (The)*.	179,200	7,072,128
Cerner Corporation*.	104,388	4,712,596
HMS Holdings Corp.*.	205,300	4,411,897
Healthways, Inc.*	775,700	22,968,477
PSS World Medical, Inc.*	782,500	12,766,488
		51,931,586
Hotels and Gaming – 4.19%		
Scientific Games Corporation, Class A*	1,060,100	**31,378,960**
Household – General Products – 1.57%		
Alberto-Culver Company	447,600	**11,758,452**
Insurance – Property and Casualty – 1.25%		
eHealth, Inc.*	528,300	**9,342,985**
Leisure Time Industry – 1.06%		
THQ Inc.*	392,300	**7,951,921**
Metal Fabrication – 1.77%		
Ladish Co., Inc.*.	643,100	**13,247,860**
Motor Vehicle Parts – 1.52%		
LKQ Corporation*.	627,900	**11,355,571**

See Notes to Schedule of Investments on page 16.

The Investments of Small Cap Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Domestic – 2.73%		
Bill Barrett Corporation*	345,000	**$ 20,496,450**
Petroleum – Services – 7.00%		
Core Laboratories N.V.*	91,800	13,067,730
Dril-Quip, Inc.*	434,200	27,354,600
Oceaneering International, Inc.*	156,100	12,027,505
		52,449,835
Publishing – 1.45%		
IHS Inc., Class A*.	156,600	**10,899,360**
Restaurants – 0.29%		
P.F. Chang's China Bistro, Inc.*	97,000	**2,170,375**
Retail – Specialty Stores – 0.84%		
Zumiez Inc.*	379,800	**6,304,680**
Timesharing and Software – 10.29%		
Blackboard Inc.*	439,175	16,809,423
Concur Technologies, Inc.*.	305,200	10,149,426
CoStar Group, Inc.*	172,300	7,650,981
CyberSource Corporation*.	358,800	6,008,106
FactSet Research Systems, Inc.	290,925	16,396,533
Ultimate Software Group, Inc. (The)*	564,500	20,124,425
		77,138,894
Trucking and Shipping – 0.78%		
Knight Transportation, Inc.	320,400	**5,863,320**
TOTAL COMMON STOCKS – 92.07%		**$690,029,668**
(Cost: $678,259,325)		

See Notes to Schedule of Investments on page 16.

The Investments of Small Cap Fund

June 30, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Abbott Laboratories,		
2.17%, 7–23–08	$ 4,000	$ 3,994,696
Archer Daniels Midland Company,		
2.27%, 7–8–08	8,000	7,996,469
BHP Billiton Finance (USA) B.V. (BHP Billiton Plc),		
2.15%, 7–17–08	10,000	9,990,444
Clorox Co.,		
2.8%, 7–8–08	4,000	3,997,822
Kellogg Co.,		
2.95%, 7–2–08	6,011	6,010,507
Kimberly-Clark Worldwide Inc.,		
2.24%, 7–28–08	5,000	4,991,600
Pfizer Inc.,		
2.16%, 8–4–08	7,294	7,279,120
Toyota Motor Credit Corporation,		
2.2%, 7–1–08	3,000	3,000,000
Walt Disney Company (The),		
2.2%, 7–14–08	5,000	4,996,028
TOTAL SHORT-TERM SECURITIES – 6.97%		**$ 52,256,686**
(Cost: $52,256,686)		
TOTAL INVESTMENT SECURITIES – 99.04%		**$742,286,354**
(Cost: $730,516,011)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.96%		**7,166,845**
NET ASSETS – 100.00%		**$749,453,199**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. (See Note 6.)

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP FUND
June 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $710,618)	$733,758
Affiliated company (cost – $19,898) (Note 6)	8,528
	742,286
Cash	812
Receivables:	
Investment securities sold	12,265
Fund shares sold	1,002
Dividends and interest	66
Prepaid and other assets	34
Total assets	756,465

LIABILITIES

Payable for investment securities purchased	4,866
Payable to Fund shareholders	1,651
Accrued shareholder servicing (Note 2)	262
Accrued distribution and service fees (Note 2)	109
Accrued accounting services fee (Note 2)	18
Accrued management fee (Note 2)	17
Other	89
Total liabilities	7,012
Total net assets	$749,453

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 65
Additional paid-in capital	755,105
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(74)
Accumulated undistributed net realized loss on investment transactions	(17,413)
Net unrealized appreciation in value of investments	11,770
Net assets applicable to outstanding units of capital	$749,453

Net asset value per share (net assets divided by shares outstanding):

Class A	$11.43
Class B	$10.29
Class C	$10.50
Class Y	$11.93

Capital shares outstanding:

Class A	43,591
Class B	3,941
Class C	1,236
Class Y	16,579
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP FUND
For the Fiscal Year Ended June 30, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):		
Interest and amortization.	$	2,493
Dividends (net of foreign withholding tax of $3)		1,946
Total income		4,439
Expenses (Note 2):		
Investment management fee.		7,348
Shareholder servicing:		
Class A		2,283
Class B		304
Class C		77
Class Y		337
Distribution and service fees:		
Class A		1,431
Class B		529
Class C		164
Accounting services fee		215
Custodian fees.		27
Legal fees		18
Audit fees.		14
Other		299
Total		13,046
Less expenses in excess of limit (Notes 2 and 7)		(173)
Total expenses.		12,873
Net investment loss		(8,434)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	47,640
Unrealized depreciation in value of investments during the period*	(154,137)
Net loss on investments	(106,497)
Net decrease in net assets resulting from operations	$(114,931)

*Includes $11,370 in unrealized depreciation of affiliated security.

See Notes to Financial Statements.

Statement of Changes in Net Assets

SMALL CAP FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2008	**2007**
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (8,434)	$ (8,235)
Realized net gain on investments	47,640	62,368
Unrealized appreciation (depreciation)	(154,137)	63,162
Net increase (decrease) in net assets resulting from operations	(114,931)	117,295
Distributions to shareholders from (Note 1E):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(76,157)	(84,493)
Class B	(8,247)	(9,914)
Class C	(2,371)	(3,035)
Class Y	(29,875)	(30,957)
Tax return of capital:		
Class A	(1,217)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(1,038)	(—)
	(118,905)	(128,399)
Capital share transactions (Note 5)	34,685	(17,551)
Total decrease	(199,151)	(28,655)
NET ASSETS		
Beginning of period	948,604	977,259
End of period	$749,453	$948,604
Accumulated undistributed net investment loss	$ (74)	$ (58)

(1)See "Financial Highlights" on pages 20 - 23.

Financial Highlights

SMALL CAP FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$15.02	$15.31	$15.29	$13.45	$11.00
Income (loss) from investment operations:					
Net investment loss.	(0.14)	(0.14)	(0.14)	(0.16)	(0.17)
Net realized and unrealized gain (loss) on investments.	(1.52)	2.04	1.53	2.00	2.62
Total from investment operations	(1.66)	1.90	1.39	1.84	2.45
Less distributions from:					
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.90)	(2.19)	(1.37)	(0.00)	(0.00)
Tax return of capital	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(1.93)	(2.19)	(1.37)	(0.00)	(0.00)
Net asset value, end of period.	$11.43	$15.02	$15.31	$15.29	$13.45
Total return[1]	−12.57%	13.73%	9.13%	13.68%	22.27%
Net assets, end of period (in millions)	$498	$624	$646	$617	$620
Ratio of expenses to average net assets including expense waiver	1.55%	1.55%	1.54%	1.61%	1.63%
Ratio of net investment loss to average net assets including expense waiver	−1.04%	−0.93%	−0.90%	−1.13%	−1.34%
Ratio of expenses to average net assets excluding expense waiver	1.57%	1.57%	1.54%[2]	1.61%[2]	1.63%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−1.06%	−0.95%	−0.90%[2]	−1.13%[2]	−1.34%[2]
Portfolio turnover rate.	85%	88%	92%	75%	93%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$13.78	$14.34	$14.53	$12.91	$10.66
Income (loss) from investment operations:					
Net investment loss.	(0.43)	(0.34)	(0.29)	(0.33)	(0.26)
Net realized and unrealized gain (loss) on investments.	(1.18)	1.97	1.47	1.95	2.51
Total from investment operations	(1.61)	1.63	1.18	1.62	2.25
Less distributions from:					
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)
Total distributions	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)
Net asset value, end of period	$10.29	$13.78	$14.34	$14.53	$12.91
Total return	−13.39%	12.69%	8.12%	12.55%	21.11%
Net assets, end of period (in millions)	$40	$65	$75	$77	$76
Ratio of expenses to average net assets including expense waiver	2.48%	2.48%	2.46%	2.57%	2.62%
Ratio of net investment loss to average net assets including expense waiver	−1.95%	−1.86%	−1.82%	−2.09%	−2.33%
Ratio of expenses to average net assets excluding expense waiver	2.50%	2.50%	2.46%[1]	2.57%[1]	2.62%[1]
Ratio of net investment loss to average net assets excluding expense waiver	−1.97%	−1.88%	−1.82%[1]	−2.09%[1]	−2.33%[1]
Portfolio turnover rate.	85%	88%	92%	75%	93%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$14.01	$14.53	$14.69	$13.04	$10.75
Income (loss) from investment operations:					
Net investment loss.	(0.34)	(0.36)	(0.26)	(0.34)	(0.26)
Net realized and unrealized gain (loss) on investments.	(1.29)	2.03	1.47	1.99	2.55
Total from investment operations	(1.63)	1.67	1.21	1.65	2.29
Less distributions from:					
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)
Total distributions	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)
Net asset value, end of period	$10.50	$14.01	$14.53	$14.69	$13.04
Total return	−13.30%	12.81%	8.24%	12.65%	21.30%
Net assets, end of period (in millions)	$13	$19	$23	$23	$24
Ratio of expenses to average net assets including expense waiver	2.37%	2.39%	2.38%	2.45%	2.48%
Ratio of net investment loss to average net assets including expense waiver	−1.85%	−1.76%	−1.74%	−1.98%	−2.19%
Ratio of expenses to average net assets excluding expense waiver	2.39%	2.41%	2.38%[1]	2.45%[1]	2.48%[1]
Ratio of net investment loss to average net assets excluding expense waiver	−1.87%	−1.78%	−1.74%[1]	−1.98%[1]	−2.19%[1]
Portfolio turnover rate	85%	88%	92%	75%	93%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$15.59	$15.74	$15.61	$13.66	$11.10
Income (loss) from investment operations:					
Net investment loss.	(0.10)	(0.08)	(0.09)	(0.08)	(0.10)
Net realized and unrealized gain (loss) on investments.	(1.56)	2.12	1.59	2.03	2.66
Total from investment operations	(1.66)	2.04	1.50	1.95	2.56
Less distributions from:					
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.93)	(2.19)	(1.37)	(0.00)	(0.00)
Tax return of capital	(0.07)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(2.00)	(2.19)	(1.37)	(0.00)	(0.00)
Net asset value, end of period	$11.93	$15.59	$15.74	$15.61	$13.66
Total return	−12.14%	14.28%	9.68%	14.28%	23.06%
Net assets, end of period (in millions)	$198	$241	$233	$207	$184
Ratio of expenses to average net assets including expense waiver	1.04%	1.04%	1.06%	1.06%	1.06%
Ratio of net investment loss to average net assets including expense waiver	−0.53%	−0.42%	−0.41%	−0.58%	−0.77%
Ratio of expenses to average net assets excluding expense waiver	1.06%	1.06%	1.06%[1]	1.06%[1]	1.06%[1]
Ratio of net investment loss to average net assets excluding expense waiver	−0.55%	−0.44%	−0.41%[1]	−0.58%[1]	−0.77%[1]
Portfolio turnover rate	85%	88%	92%	75%	93%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2008

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Small Cap Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide growth of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation –** Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

B. **Security transactions and related investment income –** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations –** All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. At June 30, 2008, the Fund reclassified permanent differences relating to differing treatments on certain capital gains. Net investment loss, net assets and paid-in capital were not affected by these reclassifications.

F. Concentration of Risk – The Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

G. New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending June 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee is payable as follows: 0.83% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. During the fiscal year ended June 30, 2008, the amount waived (in thousands) was $173.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,025,462. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2008, W&R received $285, $39,475 and $616 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $638,018 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2008, the Fund paid Directors' regular compensation of $50,433, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $683,740,936, while proceeds from maturities and sales aggregated $766,144,179. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2008.

For Federal income tax purposes, cost of investments owned at June 30, 2008 was $739,366,150, resulting in net unrealized appreciation of $2,920,204, of which $110,976,982 related to appreciated securities and $108,056,778 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$ 1,830,990
Distributed ordinary income	1,830,990
Tax return of capital	2,254,573
Undistributed ordinary income	—
Realized long-term capital gains	54,000,291
Distributed long-term capital gains	114,819,412
Undistributed long-term capital gains	—
Post-October losses deferred	8,934,814

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2008	2007
Shares issued from sale of shares:		
Class A	6,695	5,679
Class B	213	339
Class C	101	160
Class Y	1,942	1,715
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	5,879	6,041
Class B	624	776
Class C	190	229
Class Y	2,218	2,170
Shares redeemed:		
Class A	(10,505)	(12,426)
Class B	(1,619)	(1,608)
Class C	(424)	(605)
Class Y	(3,029)	(3,231)
Increase (decrease) in outstanding capital shares	2,285	(761)
Value issued from sale of shares:		
Class A	$ 87,699	$ 82,238
Class B	2,572	4,538
Class C	1,218	2,175
Class Y	26,810	25,225
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	76,317	83,185
Class B	7,330	9,855
Class C	2,275	2,956
Class Y	29,961	30,943
Value redeemed:		
Class A	(135,154)	(180,348)
Class B	(19,233)	(21,911)
Class C	(5,023)	(8,234)
Class Y	(40,087)	(48,173)
Increase (decrease) in outstanding capital	$ 34,685	$(17,551)

NOTE 6 – Affiliated Company Transactions

A summary of the transactions for the affiliated company during the fiscal year ended June 30, 2008 follows:

	6-30-07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distributions Received	6-30-08 Share Balance	6-30-08 Market Value
Sonic Solutions[1]	987,400	$4,314,350	$—	$—	$—	1,427,300	$8,528,118

(1)Non-income producing during the period.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders

shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Small Cap Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Small Cap Fund, Inc. (the "Fund"), as of June 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Small Cap Fund, Inc. as of June 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2008

Income Tax Information

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $958,856 of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or $885,580 as qualified dividend income for individuals for the tax period ending June 30, 2008.

The Fund designated $114,819,412 as distributions of long-term capital gains. These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors Small Cap Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc.* (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc.* The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

*Changed to Ivy Funds Variable Insurance Portfolios, Inc. effective July 31, 2008.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Fund Director since 2007 Director in Fund Complex since 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Fund Director since 1999 Director in Fund Complex since 1997	Professor of Law, Washburn School of Law (1988 to present)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Fund Director since 1999 Director in Fund Complex since 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Past President, Liberty Memorial Association (WWI National Museum) (2005-2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Fund Director since 1999 Director in Fund Complex since 1998 Fund Independent Chairman since 2006 Director in Fund Complex since 2006	Senior Advisor to the President, J. Paul Getty Trust (arts trust) (until 2006); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005)

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Director since 1999 Director in Fund Complex since 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Fund Director since 1999 Director in Fund Complex since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (financial services)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Fund Director since 2008 Director in Fund Complex since 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Fund Director since 1999 Director in Fund Complex since 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Fund Director since 1999 Director in Fund Complex since 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust; Director, American Red Cross (social services); Director, Rockhurst University (education); Director, CarEntrust, Inc. (health care technology)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Fund Director since 1999 Director in Fund Complex since 1995	Chancellor Emeritus, University of Missouri at Kansas City (1999-present); Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material.

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Fund Director since 2007 Director in Fund Complex since 2007	Chief Investment Officer (CIO) of WDR, WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR; Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Fund Director since 1999 Director in Fund Complex since 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Fund President since 2001 Fund Director since 1999 Director in Fund Complex since 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Fund Vice President since 2006 Fund Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Fund Vice President since 2006 Fund Treasurer since 2006 Fund Principal Accounting Officer since 2006 Fund Principal Financial Officer since 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Vice President since 2000 Fund Assistant Secretary since 2006 Fund Associate General Counsel since 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Fund Vice President since 2006 Fund Chief Compliance Officer since 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Fund Vice President since 2000 Fund General Counsel since 2000 Fund Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL
& REED
Advisors Funds

www.waddell.com

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

NUR1018A (6-08)